Exhibit 99.1

New Frontier Health Corporation Announces Executive Management Team Changes

BEIJING — August 3, 2020 -- New Frontier Health Corporation (“NFH” or the “Company”) (NYSE: NFH), operator of the premium healthcare services provider United Family Healthcare (“UFH"), today announced executive management team changes effective August 1, 2020.

The Company’s Board of Directors (the “Board”) has appointed Carl Wu, a current member of the Board and Chairman of the Executive Committee of NFH, as President of NFH and has appointed David Zeng, a current member of the Board, as Chief Operations Officer (“COO”). Mr. Wu and Mr. Zeng together will form a new President and COO Office of NFH which will replace the COO Office led by Jeffrey Staples, who has resigned from the Company for personal reasons. Mr. Wu will continue his current responsibility as Chairman of the Executive Committee. The President and COO Office will retain the existing reporting lines as the previous COO office.

“On behalf of the Board, I would like to thank Jeff for his contribution to UFH over the years and wish him well in his future endeavors,” said Antony Leung, Chairman of the Board. “The Chinese healthcare sector is one of the largest structural growth opportunities and New Frontier remain committed to building great companies in this space for the long term. With these new appointments and their further integration with the NFH / United Family management team, I believe we are well placed to deliver favorable shareholder returns.”

“On behalf of the executive management team, I am pleased to welcome Carl and David to their new roles,” said Roberta Lipson, CEO of NFH. “As we continue to provide quality and comprehensive premium healthcare services in China, Carl and David’s deeper involvement in NFH’s day-to-day operations will advance our ability to successfully execute against our long-term strategies. I look forward to working more closely with them as we drive our business forward.”

“I am excited to be able to work alongside Roberta and the talented management and medical teams at NFH/UFH,” said Carl Wu, Chairman of Executive Committee and President of New Frontier Health. “We are well positioned to capture the exciting opportunities in the China healthcare space. We look forward to continue to deliver best in class, high quality and safe healthcare services to patients across China.”

Mr. Carl Wu is the co-founder and CEO of New Frontier Group. Mr. Wu is an experienced healthcare entrepreneur and operator. He is the Co-founder and Executive Chairman of YD Care, Heal Oncology, Boxful Technology, and HelloToby Technology. Carl is also the Chairman of Care Alliance Health Group and NF GBA Health Group. Prior to founding New Frontier Group, Mr. Wu was a Managing Director at Blackstone and executed some of Blackstone’s most important investments in China. He was a founding member of Blackstone Asia and was instrumental in establishing Blackstone’s business across China.

Mr. David Zeng is a Managing Director at New Frontier Group, primarily responsible for leading its investment efforts and the operations of portfolio companies. Mr. Zeng is also a current member of the board of directors of Care Alliance Health Group and NF GBA Health Group. Prior to joining New Frontier Group, Mr. Zeng was previously a member of Blackstone Group's Private Equity team in Hong Kong, where he led the execution of Blackstone’s key transactions in China. Mr. Zeng was also actively involved in the operations of Blackstone portfolio companies. He was most recently the interim CFO and Executive Director of Shya Hsin Packaging, where he led a number of key operational initiatives.

Forward-Looking Statements

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside NFH’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. These forward-looking statements include, without limitation, UFH’s ability to manage growth; UFH’s ability to execute its business plan, including its planned expansions, and meet its projections; rising costs adversely affecting UFH’s profitability; potential litigation involving NFH; general economic and market conditions impacting demand for UFH’s services, and in particular economic and market conditions in the Chinese healthcare industry and changes in the rules and regulations that apply to such business, including as it relates to foreign investments in such businesses. NFH undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About New Frontier Health Corporation

New Frontier Health Corporation (NYSE: NFH) is the operator of United Family Healthcare (UFH), a leading private healthcare provider offering comprehensive premium healthcare services in China through a network of private hospitals and affiliated ambulatory clinics. UFH currently has nine hospitals in operation or under construction in all four tier 1 cities and selected tier 2 cities. Additional information may be found at www.nfh.com.cn.

Contacts

Media
Wenjing Liu
Tel: +86-10-5927-7342
Email: liu.wenjing@ufh.com.cn

Investors
Harry Chang
Tel: +852-9822-1806
Email: harry@new-frontier.com

ICR, LLC
William Zima/Rose Zu
Tel: +1-203-682-8200
Email: bill.zima@icrinc.com/rose.zu@icrinc.com

Source: New Frontier Health Corporation